Exhibit 99.1

NEWS RELEASE

OLYMPUS:  VIETNAMESE EXPORT TAX AND BAU GOLD PROJECT UPDATE

Toronto and Sydney, December 6, 2010 - Olympus Pacific Minerals Inc. (TSX & ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus") reports that the Vietnam Ministry of Finance (“MOF”) has released a circular declaring a 10% export tax on gold doré effective January 1, 2011. Refined gold is exempt from the new tax.

Company discussions with the MOF lead us to believe the new tax is to accommodate Vietnam’s internal demand for gold and limit export of the metal by itinerant miners.

Olympus is making representations to the MOF regarding the imposition of this new tax and will be applying for an exemption.

Olympus believes placing the tax on its production will not achieve the result sought by the new tax as no refiners are yet available in Vietnam for the Company’s gold to be refined. As distinct from itinerant miners, Olympus’ joint ventures are leading exporters of gold doré and earn valuable foreign currency for Vietnam generating important royalty and taxation (corporate and personal) revenue for the government. The tax and royalty generation and gold production  would likely reduce if the tax were applied to the projects.

Possible Effect on Production

Shareholders should be aware that if the company does not receive an exemption from the tax, revenues will be affected and there may be a reduction in capital spent on future mine development in Vietnam. This would likely reduce future production levels from operations from those earlier informed.

Ball Mill Failure

We also advise that one of the company’s two balls mills at its Bong Mieu plant has had bearing failure and will be out of operation for approximatively 21 days. This will reduce gold production capacity at the plant during the month of December by 20%.

Bau Exploration

At the Company’s expanding Bau Gold  Project in East Malaysia, the Company has recently reached agreement with SGS laboratories who will establish an independent sample preparation facility and gold assay laboratory on-site. Construction of the facility is expected to be complete by late February,  at which time current diamond drilling operations are expected to benefit from assay turnaround times of less than 48 hours. This agreement reflects the company’s confidence in the short term development potential of the Bau Gold Project.

To date, 5,680 metres of drilling has been completed in 29 holes. During 2011, a further 20,000 metres of diamond drilling is planned within complementary exploration and feasibility study drilling programmes. The phase one drilling results is expected to be available for release early in the new year.

Olympus is a diversified gold company focused on Malaysia and Vietnam, with two operating mines and three advanced exploration properties locally employing 1,200 people. The Company is positioned to expand existing gold production capacity in the 2011 second Quarter, through the commissioning of a new gold processing plant at its Phuoc Son mine in Vietnam. The Company also expects to increase its attributed gold resources during 2011, mainly through exploration development of  the Bau Gold Project, which has demonstrably large upside resource potential.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:
James W. Hamilton,
Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

The material in this announcement has been prepared under the supervision of Rod Murfitt, who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and a Competent Person, as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve" (the JORC Code) and Canadian Instrument 43-101.  Mr Murfitt consents to the inclusion in this report of the Information, in the form and context in which it appears.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.